[CTI Industries Corporation Letterhead]

April 20, 2015

Sherry Haywood

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	CTI Industries Corporation

Preliminary Proxy Statement on Schedule 14A

Filed March 31, 2015

File NO. 000-23115

Dear Ms. Haywood:

On behalf of CTI Industries Corporation (the “Company”), we have reviewed your comments with respect to the preliminary proxy statement and respond as follows:

General

1.	You discuss various proposed provisions of the restated articles of incorporation in Proposal 3. However, you do not clearly describe the changes that you are making to your current articles of incorporation. Please clearly disclose all of the material changes you propose to make to your current articles of incorporation and discuss the reasons for each change. For instance, we note that the restated articles of incorporation will eliminate Class B common stock. Please disclose whether you have any outstanding shares of Class B common stock and explain why you propose to eliminate your Class B common stock.

We have described in detail the proposed changes to the articles, including the increase in the authorized number of shares of preferred stock, the increase in the authorized number of shares of common stock and the elimination of Class B common stock, as well as reasons for the changes. We have also stated that there are no outstanding shares of Class B common stock.

2.	Please note that Exchange Act Rule 14a-4(a)(3) requires the form of proxy to identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters. In this regard, we note that you have combined multiple matters in Proposal No. 3. Please revise the proxy statement to unbundle this proposal and list under its own caption each of following as separate proposals: (i) the action to amend the restated articles of incorporation to increase the authorized number of shares of preferred stock, (ii) the action to amend the restated articles of incorporation to increase the authorized number of shares of common stock and (iii) the action to amend the other provisions of the restated articles of incorporation. Please ensure that the description of these proposals in the proxy card is consistent with how they are described in the proxy statement. Please also observe the requirements of Exchange Act Rule 14a-4(b)(1).

United States Securities and Exchange Commission

April 20, 2015

We have unbundled the previous Proposal 3 into three proposals – increasing the number of authorized preferred shares, increasing the authorized number of common shares and adopting the Restated Articles which, in addition to the increase in shares, eliminates Class B common stock. We have also filed the proposed Restated Articles as an attachment to the proxy statement.

3.	Please file the form of your proxy card. Please ensure that the proxy card is marked “preliminary” until the time that you file a definitive proxy statement. See Rule 14a-6(e)(1) of Regulation 14A under the Exchange Act.

We have filed the form of the proxy card.

On behalf of the Company, we hereby acknowledge that:

a. the company is responsible for the adequacy and accuracy of the disclosure in the filing;

b. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c. The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned and/or Gerald Miller with respect to this filing. With these changes, we look forward to your approval so we can proceed to file our definitive proxy statement.

Very truly yours,

CTI INDUSTRIES CORPORATION

By:	/s/ Stephen M. Merrick
Stephen M. Merrick, its President

cc: Gerald M. Miller